Numbeer, Inc.

November 13, 2013

Ms. Loan Lauren P. Nguyen

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549

Re:	Numbeer, Inc., File No. 000-54357

Form 8-K/A Amendment No. 2 filed

September 20, 2013

Dear Ms. Nguyen:

Following are responses to comments from your letter dated October 4, 2013 regarding Numbeer, Inc.’s Form 8-K/A Amendment No. 2 filed September 20, 2013. For convenience, the comments are repeated herein and bolded. The responses follow immediately thereafter.

General

1.	We note that you have filed a preliminary information statement. Please note that comments on the preliminary information statement will be sent under separate cover.

Response:

Noted.

2.	Your amended document should include a copy marked to show changes from the prior filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T.

Response:

The amended document includes a copy marked to show changes from the prior filing.

Certain Relationships, Related Party Transactions, and Director Independence. Page 22

3.	Please revise this section to disclose the amount of principal paid during the period and the amount of accrued interest related to your convertible debt which occurred in April 2012. Refer Item 404(a) of Regulation S-K.

Response:

As discussed in a telephone conversation between Debra Simpson of Holland, Johns & Penny, L.L.P. and Ryan Adams on October 31, 2013, the response to this question in not included in the “CERTAIN RELATIONSHIPS RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE” section because the holders of the April 2012 notes are not related parties.

7660 Pebble Dr., Fort Worth, Texas, 76118

Ph. (817) 616-3161, fax (817) 616-3162

www.fireflyesv.com

Numbeer, Inc.

A discussion has been added to the “DESCRIPTION OF CAPITAL STOCK: Description of Convertible Notes” section stating that no payments have been applied to the principal of the April 2012 Convertible Notes and the accrued interest for these Notes totals $70,388.89 as of June 30, 2013.

A similar discussion has been added to the “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS: Liquidity and Capital Resources” section.

Item 4.01 Changes in Registrant’s Certifying Accountant, page 27

4.	We note that the revised exhibit 16 letter included with your amendment references your Form 8-K/A dated September 10, 2013. Given that your 8-K is dated September 20, 2013, please revise to include an updated letter from your former auditor referencing the correct date of your Form 8-K/A.

Response:

An updated letter from our previous auditor has been included as Exhibit 16.1 to Form 8-K/A Amendment No. 3 referencing the date of the filing of Form 8-K/A Amendment No. 3.

5.	We note your response to our prior comment 14. As originally requested, please revise to disclose whether, during any subsequent interim period through the date your new auditor was engaged (e.g. May 22, 2013), you had any consultations with Weaver and Tidwell regarding either: the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on your financial statements, and any matter that was either the subject of a disagreement or a reportable event. Refer to Item 304(a)(2) of Regulation S-K.

Response:

We added the statement “through the date for which Weaver has been engaged” to the paragraph, which now reads in full as follows:

“The Company had no consultations with Weaver regarding the application of accounting principles to a specified transaction, completed or proposed, nor the type of audit opinion that might be rendered on the Company’s financial statements during the last two fiscal years of audit reports including the subsequent interim periods, through the date for which Weaver has been engaged. Furthermore, the Company had no matter or subject arise that was either the subject of a disagreement or a reportable event.”

* * * * *

If you have any questions or need additional information, please do not hesitate to contact me.

Regards,

/s/ James R. Emmons

James R. Emmons

President, Chief Executive Officer,

and Chief Financial Officer

7660 Pebble Dr., Fort Worth, Texas, 76118

Ph. (817) 616-3161, fax (817) 616-3162

www.fireflyesv.com